UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

POMEROY IT SOLUTIONS, INC.

(Name of Issuer) POMEROY IT SOLUTIONS, INC. HEBRON LLC DESERT MOUNTAIN ACQUISITION CO. DAVID B. POMEROY, II
(Names of Person(s) Filing Statement) Common Stock, par value $0.01 per share
(Title of Class of Securities) 731822102
(CUSIP Number of Class of Securities)

Pomeroy IT Solutions, Inc. 1020 Peterburg Road Hebron, KY 41048 (859) 586-0600 ext. 1419 1-888-285-3475 (fax)	Hebron LLC Desert Mountain Acquisition Co. David B. Pomeroy, II 42475 N. 112th Street N. Scottsdale, AZ 85262 (480) 595-0014 (480) 595-0699 (fax)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:
John J. Hentrich, Esq. John D. Tishler, Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 200 San Diego, CA 92130 (858) 720-8900 (858) 509-3691 (fax)	Richard G. Schmalzl, Esq. Graydon Head & Ritchey LLP 1900 Fifth Third Center 511 Walnut Street Cincinnati, Ohio 45202 (513) 629-2828 (513) 333-4326 (fax)

This statement is filed in connection with (check the appropriate box):
☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$59,641,253	$3,328

*   Calculated solely for the purpose of determining the filing fee, the transaction valuation was determined based upon the sum of (A) 9,351,277 shares of common stock multiplied by $6.00 per share; (B) in-the-money stock options with respect to 410,572 shares of common stock multiplied by $1.91 per share (which is the difference between $6.00 and the weighted average exercise price of $4.09 per share); and (C) 458,560 shares of restricted stock multiplied by $6.00 per share.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11(c), was calculated by multiplying the transaction value by 0.0000558.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,328

Form or Registration No.:  Schedule 14A

Filing Party:  Pomeroy IT Solutions, Inc.

Date Filed:  July 6, 2009

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission ("SEC") by (a) Pomeroy IT Solutions, a Delaware corporation ("Pomeroy IT Solutions" or the "Company"), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (b) Hebron LLC, a Delaware limited liability company ("Parent"), (c) Desert Mountain Acquisition Co., a Delaware corporation ("MergerSub"), and (d) David B. Pomeroy, II, an individual and director of Pomeroy IT Solutions (collectively, the "Filing Persons").

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 19, 2009, as amended by the First Amendment to the Agreement and Plan of Merger, dated as of June 8, 2009, and the Second Amendment to the Agreement and Plan of Merger, dated as of June 20, 2009, all by and among the Company, Parent, MergerSub and Mr. Pomeroy (as amended, the "Merger Agreement"). If the Merger Agreement is adopted by the Company’s stockholders and the other conditions to closing of the Merger (as defined below) are satisfied or waived, MergerSub will merge with and into the Company, with the Company continuing as a surviving corporation and becoming a wholly owned subsidiary of Parent (the "Merger").

If the Merger is completed, each outstanding share of the Company's common stock, other than as provided below, will be converted into the right to receive $6.00 in cash, without interest and less any applicable withholding taxes (the "Merger Consideration").  The following outstanding shares of the Company's common stock will not be converted into the right to receive the Merger Consideration in connection with the Merger: (1) shares held by any of the Company's stockholders who are entitled to and who properly exercise appraisal rights under Delaware law; (2) shares the Company or any of its subsidiaries own; and (3) shares Parent or MergerSub own (including any such shares Mr. Pomeroy contributes to Parent prior to the effective time of the Merger) (the "Effective Time"). Mr. Pomeroy has agreed to contribute all of his shares of the Company's common stock to Parent prior to the effective time of the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of the stockholders of the Company at which the Company’s stockholders will consider and vote upon a proposal to approve and adopt the Merger Agreement. The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Persons, and no Filing Person has produced any disclosure with respect to any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is "controlled" by any other Filing Person or that any Filing Person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

TABLE OF CONTENTS

Item 1.	Summary Term Sheet

Item 2.	Subject Company Information

Item 3.	Identity and Background of Filing Person(s)

Item 4.	Terms of the Transaction

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 8.	Fairness of the Transaction

Item 9.	Reports, Opinions, Appraisals and Negotiations

Item 10.	Source and Amounts of Funds or Other Consideration

Item 11.	Interest in Securities of the Subject Company

Item 12.	The Solicitation or Recommendation

Item 13.	Financial Statements

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Item 15.	Additional Information

Item 16.	Exhibits

SIGNATURES

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE PARTIES TO THE MERGER—Pomeroy IT Solutions, Inc."

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum"

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"SUMMARY TERM SHEET—Market Prices and Dividend Data"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Market Price of Our Company Common Stock and Dividend Information"

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Market Price of Our Company Common Stock and Dividend Information"

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Transactions in Common Stock"

Item 3. Identity and Background of Filing Person(s)

(a) Name and Address. Pomeroy IT Solutions, Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—The Parties to the Merger"

"THE PARTIES TO THE MERGER"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

"IMPORTANT INFORMATION REGARDING DAVID B. POMEROY, II, PARENT AND MERGERSUB"

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—The Parties to the Merger"

"THE PARTIES TO THE MERGER"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

"IMPORTANT INFORMATION REGARDING DAVID B. POMEROY, II, PARENT AND MERGERSUB"

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

"IMPORTANT INFORMATION REGARDING DAVID B. POMEROY, II, PARENT AND MERGERSUB"

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER"

"THE SPECIAL MEETING"

"SPECIAL FACTORS"

"THE MERGER AGREEMENT"

"ANNEX A-1—AGREEMENT AND PLAN OF MERGER"

"ANNEX A-2—FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER"

"ANNEX A-3—SECOND AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER"

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of the Executive Officers and Directors in the Merger"

"SUMMARY TERM SHEET—Treatment of Outstanding Stock Options and Restricted Stock Awards"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Effects of the Merger"

"THE MERGER AGREEMENT—Treatment of Outstanding Stock Options and Restricted Stock Awards"

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Appraisal Rights"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What rights do I have if I oppose the merger?"

"SPECIAL FACTORS—Appraisal Rights"

"ANNEX C—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW"

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Provisions for Unaffiliated Stockholders"

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Directors and Executive Officers"

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Voting Commitment "

"THE MERGER AGREEMENT—Treatment of Outstanding Stock Options and Restricted Stock Units"

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Merger Consideration"

"THE MERGER AGREEMENT—Merger Consideration"

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What effects will the merger have on our Company?"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Plans for Our Company After the Merger"

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

 (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Purpose and Reasons for the Merger for Parent, MergerSub and Mr. Pomeroy"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

"SPECIAL FACTORS—Plans for Our Company After the Merger"

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Treatment of Outstanding Stock and Restricted Stock Awards"

"QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What effects will the merger have on Our Company?"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Form of the Merger"

"SPECIAL FACTORS—Merger Consideration"

"SPECIAL FACTORS—Effects of the Merger"

"SPECIAL FACTORS—Effects on Our Company if the Merger is Not Completed"

"SPECIAL FACTORS—Material United States Federal Income Tax Consequences"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Estimated Fees and Expenses of the Merger"

"MERGER AGREEMENT—Treatment of Outstanding Stock Options and Restricted Stock Units"

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

"SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Pomeroy as to the Fairness of the Merger"

"SPECIAL FACTORS—Financial Projections"

"ANNEX B—OPINION OF HOULIHAN LOKEY DATED JUNE 20, 2009"

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—The Special Meeting of Stockholders"

"THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum"

"THE SPECIAL MEETING—Vote Required"

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

 (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(f) Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Opinion of the Special Committee's Financial Advisor"

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor"

"ANNEX B—OPINION OF HOULIHAN LOKEY DATED JUNE 20, 2009"

"WHERE YOU CAN FIND MORE INFORMATION"

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Parent's Financing for the Transaction"

"SPECIAL FACTORS—Parent's Financing for the Transaction"

"SPECIAL FACTORS—Estimated Fees and Expenses of the Merger"

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Parent's Financing for the Transaction"

"SPECIAL FACTORS— Parent's Financing for the Transaction "

"MERGER AGREEMENT—Financing"

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Solicitation of Proxies"

"SPECIAL FACTORS— Parent's Financing for the Transaction "

"SPECIAL FACTORS—Estimated Fees and Expenses of the Merger"

"SPECIAL FACTORS—Opinion of the Special Committee's Financial Advisor – Other Matters"

"THE MERGER AGREEMENT—Termination Fees"

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET— Parent's Financing for the Transaction "

"SPECIAL FACTORS—Background of the Merger"

"SPECIAL FACTORS— Parent's Financing for the Transaction "

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers"

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Transactions in Common Stock"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers"

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger"

"SUMMARY TERM SHEET—Voting Commitment "

"THE SPECIAL MEETING—Vote Required for Approval"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"SUMMARY TERM SHEET—Recommendation of Our Board of Directors"

"THE SPECIAL MEETING—Vote Required for Approval"

"SPECIAL FACTORS—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

Item 13. Financial Statements

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Historical Selected Financial Data"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Ratio of Earnings to Fixed Charges"

"IMPORTANT INFORMATION REGARDING POMEROY IT SOLUTIONS, INC.—Book Value Per Share"

"WHERE YOU CAN FIND MORE INFORMATION"

"ANNEX D-1—ANNUAL REPORT ON FORM 10-K (AMENDMENT NO. 1) FOR THE FISCAL YEAR ENDED JANUARY 5, 2009"

"ANNEX D-2—QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED APRIL 5, 2009"

"ANNEX D-3—QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JULY 5, 2009"

Certain of the materials filed as Exhibits (c)(3) through (c)(11) to this Transaction Statement include projected financial information. The Company does not, as a matter of course, publicly disclose projections as to its future financial performance. The projections were not prepared with a view to public disclosure and are included in this Transaction Statement only because such information was made available, in whole or in part, to Mr. Pomeroy and certain of his affiliated companies and their financing sources in connection with their due diligence review of the Company, and to Houlihan Lokey Howard & Zukin Capital, Inc. for use in connection with its financial analysis in connection with the Merger. The projections were not prepared with a view to compliance with published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Furthermore, BDO Seidman, LLP, the Company's auditors, has not examined, compiled or otherwise applied procedures to the projections included in any of the presentations filed as Exhibits to this Transaction Statement and, accordingly, assumes no responsibility for, and expresses no opinion on, them.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Solicitation of Proxies"

"THE SPECIAL MEETING—Questions and Additional Information"

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

"THE SPECIAL MEETING—Solicitation of Proxies"

"SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger"

Item 15. Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Preliminary Proxy Statement of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 20, 2009 (the "Proxy Statement").

(a)(2) Notice of Special Meeting of Stockholders of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(4) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on May 20, 2009.

(a)(5) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 9, 2009.

(a)(6) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 20, 2009.

(a)(7) Schedule 14A of Pomeroy IT Solutions, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 30, 2009.

(a)(8) Schedule 14A of Pomeroy IT Solutions, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 10, 2009.

(a)(9) Form 8-K of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on August 10, 2009.

(b)(1) Amended and Restated Commitment Letter, dated July 1, 2009, from GE Capital Commercial Distribution Finance to Mr. David Pomeroy.

(c)(1) Opinion of Houlihan Lokey, dated June 20, 2009, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Opinion of Houlihan Lokey, dated May 18, 2009.

(c)(3) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 20 , 2009.

(c)(4) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 18, 2009 .

(c)(5) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 15, 2009.

(c)(6) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 13, 2009.

(c)(7) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated April 6, 2009.

(c)(8) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated April 2, 2009.

(c)(9) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated March 30, 2009.

(c)(10) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated March 23, 2009.

(c)(11) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated March 16, 2009.

(d)(1) Agreement and Plan of Merger dated as of May 19, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-1 to the Proxy Statement.

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 8, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-2 to the Proxy Statement.

(d)(3) Second Amendment to the Agreement and Plan of Merger dated as of June 20, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-3 to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled "SPECIAL FACTORS—Appraisal Rights" in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)(1) Investor, Customer and Employee Q&A, incorporated by reference to the Schedule 14A of Pomeroy IT Solutions, Inc. filed with the Securities and Exchange Commission on June 30, 2009.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 19, 2009	Pomeroy IT Solutions, Inc.

/s/ Christopher C. Froman
Title: President and Chief Executive Officer

August 19, 2009	Hebron LLC

/s/ David B. Pomeroy, II
Title: Member

August 19, 2009	Desert Mountain Acquisition Co.

/s/ David B. Pomeroy, II
Title: President

August 19, 2009	David B. Pomeroy, II

/s/ David B. Pomeroy, II

Exhibit Index

(a)(1) Preliminary Proxy Statement of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 20, 2009 (the "Proxy Statement").

(a)(2) Notice of Special Meeting of Stockholders of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(4) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on May 20, 2009.

(a)(5) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 9, 2009.

(a)(6) Form 8-K of Pomeroy IT Solutions, Inc., incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 20, 2009.

(a)(7) Schedule 14A of Pomeroy IT Solutions, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 30, 2009.

(a)(8) Schedule 14A of Pomeroy IT Solutions, Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 10, 2009.

(a)(9) Form 8-K of Pomeroy IT Solutions, Inc., incorporated herein by reference to the Form 8-K filed with the Securities and Exchange Commission on August 10, 2009.

(b)(1) Amended and Restated Commitment Letter, dated July 1, 2009, from GE Capital Commercial Distribution Finance to Mr. David Pomeroy.

(c)(1) Opinion of Houlihan Lokey, dated June 20, 2009, incorporated herein by reference to Annex B of the Proxy Statement.

(c)(2) Opinion of Houlihan Lokey, dated May 18, 2009.

(c)(3) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated June 20, 2009.

(c)(4) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 18, 2009.

(c)(5) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 15, 2009.

(c)(6) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated May 13, 2009.

(c)(7) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated April 6, 2009.

(c)(8) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated April 2, 2009.

(c)(9) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated March 30, 2009.

(c)(10) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated March 23, 2009.

(c)(11) Discussion Materials prepared by Houlihan Lokey for discussion with the special committee of the board of directors of the Company, dated March 16, 2009.

(d)(1) Agreement and Plan of Merger dated as of May 19, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-1 to the Proxy Statement.

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 8, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-2 to the Proxy Statement.

(d)(3) Second Amendment to the Agreement and Plan of Merger dated as of June 20, 2009, by and among Pomeroy IT Solutions, Inc., Hebron LLC, Desert Mountain Acquisition Co., and David B. Pomeroy, II, incorporated herein by reference to Annex A-3 to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled "SPECIAL FACTORS—Appraisal Rights" in the Proxy Statement.

(f)(2) Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)(1) Investor, Customer and Employee Q&A, incorporated by reference to the Schedule 14A of Pomeroy IT Solutions, Inc. filed with the Securities and Exchange Commission on June 30, 2009.